SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SONIC CORP.

(Name of Subject Company (Issuer))

SONIC CORP. (Issuer)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

835451105

(CUSIP Number of Class of Securities)

Ronald L. Matlock

Senior Vice President, General Counsel and Secretary

Sonic Corp.

300 Johnny Bench Drive

Oklahoma City, Oklahoma 73104

Telephone (405) 225-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing Persons)

Copy to:

John A. Marzulli, Jr.

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Telephone: (212) 848-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$560,000,000	$59,920
*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 25,454,545 outstanding shares of common stock at the maximum tender offer price of $22.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $59,920	Filing Party: Sonic Corp.
Form of Registration No.: Schedule TO	Date Filed: August 15, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 15, 2006 (the “Schedule TO”) by Sonic Corp., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 25,454,545 shares of its common stock, $0.01 par value per share, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price determined by the Company between $19.50 and $22.00 per share, net to the seller in cash without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated August 15, 2006 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information in the tender offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are hereby amended as follows:

(1)	The response to the question “Are there any conditions to the tender offer?” under the Section entitled “Summary Term Sheet” on pages 2 and 3 of the Offer to Purchase is hereby amended by deleting “threatened,” from the first bullet point and by deleting “or been threatened” from the eighth bullet point.

(2)	The Section entitled “Conditions of the Tender Offer” on pages 21 and 22 of the Offer to Purchase is hereby amended by deleting “threatened” from the first numbered paragraph, by deleting “threatened,” from the second numbered paragraph and by deleting “or been threatened” from the sixth numbered paragraph.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONIC CORP.

By:	/S/ RONALD L. MATLOCK
Name: Ronald L. Matlock Title: Senior Vice President, General Counsel and Secretary

Dated: August 25, 2006

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated August 15, 2006.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 15, 2006.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 15, 2006.*

(a)(1)(vi)	Letter from Nationwide Trust Company, including Letter and Notice of Instructions, to all Participants in the Savings and Profit Sharing Plan of Sonic Corp. dated August 15, 2006.*

(a)(1)(vii)	Letter from UMB Bank, N.A. to all Participants in the Stock Purchase Plan of Sonic Corp. dated August 15, 2006.*

(a)(1)(viii)	Notice to Holders of Vested Stock Options dated August 15, 2006.*

(a)(1)(ix)	Press release dated August 15, 2006.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of summary advertisement dated August 15, 2006.*

(b)(i)	Commitment letter dated August 10, 2006, between Sonic Corp. and Bank of America N.A., Banc of America Securities LLC, Lehman Commercial Paper Inc. and Lehman Brothers Inc.*

(d)(1)	None.

(d)(2)	Rights Agreement between Sonic Corp. and Rights Agent, dated as of June 16, 1997, incorporated by reference from Current Report on Form 8-K, dated June 17, 1997.*

(d)(3)	Amendment No. 1, dated as of January 28, 2003, to the Rights Agreement between Sonic Corp. and UMB Bank, N.A., as successor Rights Agent, incorporated by reference from Current Report on Form 8-K, dated January 29, 2003.*

(d)(4)	Amendment No. 2, dated as of January 7, 2005, to the Rights Agreement between Sonic Corp. and UMB Bank, N.A., as successor Rights Agent, incorporated by reference from Current Report on Form 8-K, dated January 7, 2005.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO on August 15, 2006.

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